# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Owl Capital Corporation, CIK 0001655888
CUSIP: 69121K104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 399 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001483260-17-000005
Filed by CIK 0001483260

## Reporting persons
- State of New Jersey Common Pension Fund E: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: United States (X1); sole voting power 22,751,338; shared voting power 0; sole dispositive power 22,751,338; shared dispositive power 0; aggregate amount beneficially owned 22,751,338 (4.45% of the class)
  Comment: EP This Schedule 13G is filed by the State of New Jersey Common Pension Fund E (the "Fund").The Fund is one of several common trust funds established pursuant to New Jersey State law for the purpose of investing the assets of all or a portion of the seven State pension funds. The fund is managed by the Division of Investment, Department of the Treasury, State of New Jersey under the supervision of the State Investment Council ("Council'). Investment authority for the fund is vested in the Director of the Division of Investment, who is appointed by the State Treasurer of the State of New Jersey from candidates nominated by the Council.

## Item 1. Issuer
Name of issuer: Blue Owl Capital Corporation
Address of issuer's principal executive offices:
399 Park Avenue
New York, NEW YORK
10022

## Item 2. Person Filing
Name of person filing: State of New Jersey Common Pension Fund E
Address of principal business office or, if none, residence:
50 West State Street 9th Floor
PO Box 290
Trenton, New Jersey
08625
Citizenship: State of New Jersey Common Pension Fund E - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 22751338
Percent of class: 4.45
Sole power to vote or to direct the vote: State of New Jersey Common Pension Fund E - 22751338
Shared power to vote or to direct the vote: State of New Jersey Common Pension Fund E - 0
Sole power to dispose or to direct the disposition: State of New Jersey Common Pension Fund E - 22751338
Shared power to dispose or to direct the disposition: State of New Jersey Common Pension Fund E - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- State of New Jersey Common Pension Fund E: /S/Shoaib Khan, Director (01/16/2025)